UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act Of 1934 or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-10691

DELPHAX TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

6100 West 110th Street

Bloomington, Minnesota 55438-2664

952-939-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 289

Pursuant to the requirements of the Securities Exchange Act of 1934, Delphax Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	December 10, 2008	BY:	/s/ Dieter P. Schilling
Dieter P. Schilling Chief Executive Officer